UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)

MYnd Analytics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

62857N202

(CUSIP Number)

John Pappajohn

c/o Equity Dynamics Inc.

666 Walnut Street, Suite 2116

Des Moines, IA 50309

(515) 244-2346

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 26, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	NAME OF REPORTING PERSONS:

JOHN PAPPAJOHN

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐
3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,573,757
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,573,757
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)

1,573,757
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):		X

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.91%(1)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) All share percentage calculations in this Schedule 13D/A are based upon 7,551,254 shares of common stock, $0.001 par value per share (“Common Stock”), of MYnd Analytics, Inc. (the “Issuer”). The share percentage of the Reporting Person includes: (i) 802,925 shares of Common Stock, (ii) 500,000 shares of Series A Preferred Stock (the “Preferred Stock”), (iii) 14,542 shares of Common Stock issuable upon the exercise of vested and exercisable options and (iv) 506,290 shares of Common Stock issuable upon the exercise of warrants. Of such shares of Series A Preferred Stock, 250,000 shares are owned by Mrs. Pappajohn, over which Mr. Pappajohn disclaims beneficial ownership. Does not include 500,000 shares of Series A-1 Preferred Stock which are not convertible into common stock within 60 days, or warrants to purchase 1,135,135 shares of common stock that are not exercisable within 60 days.

ITEM 1. Security and Issuer.

This statement relates to the Common Stock and Preferred Stock of the Issuer. The shares of the Common Stock are currently quoted on the NASDAQ Capital Market. The Issuer’s principal executive offices are located at 26522 La Alameda, Suite 290, Mission Viejo, California 92691.

ITEM 2. Identity and Background.

(a) The name of the reporting person is Mr. John Pappajohn (the “Reporting Person”).

(b) The business address of the Reporting Person is c/o Equity Dynamics, Inc., 666 Walnut Street, Suite 2116, Des Moines, IA 50309.

(c) The Reporting Person is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa. The Reporting Person has been a member of the Board of Directors of the Issuer (the “Board”) since August 26, 2009.

(d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Reference is made to the disclosure set forth under Item 4 of this statement, which disclosure is incorporated herein by reference. The consideration used in making the purchases described in Item 4 of this statement were personal funds of the Reporting Person. The Common Stock and Preferred Stock acquired by the Reporting Person includes Common Stock or Preferred Stock that was: (i) purchased with personal funds; (ii) issuable upon the exercise of previously granted vested and exercisable options for the Reporting Person’s service as a member of the Board; or (iii) issuable upon the exercise of warrants.

ITEM 4. Purpose of Transaction.

The purpose of the acquisition of the Common Stock and Preferred Stock is for investment. The Reporting Person has been a member of the Board since August 26, 2009.

The Reporting Person has no present plans or proposals that would relate to or result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)       an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)       a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)       any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       any material change in the present capitalization or dividend policy of the Issuer;

(f)        any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)       changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)        a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)        any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Item 4 of this statement, which disclosure is incorporated herein by reference.

(a), (b)	The information set forth in Rows 7 through 13 of the cover page hereto is hereby incorporated by reference. The percentage amount set forth in Row 13 of the cover page hereto is calculated based upon 7,551,254 shares of the Issuer outstanding at October 19, 2018, as reported by the Issuer in its definitive proxy statement dated November 2, 2018.
(c)	On October 8, 2018, the Board granted 30,000 restricted shares under the Company’s 2012 Omnibus Incentive Compensation Plan to the Reporting Person, subject to shareholder approval received at a special meeting of stockholders held on November 26, 2018.
(d)	Not applicable.
(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 29, 2018, the Reporting Person purchased 500,000 units at $2.00 per unit, with each unit consisting of one share of Series A Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) and one Warrant to purchase one share of Common Stock for $2.34 per share.

On April 30, 2018, the Company entered into the First Amended Subscription Agreement for Shares of Series A Preferred Stock and Common Stock Purchase Warrants with the Reporting Person, which provides for the issuance of 250,000 shares of Series A-1 Convertible Preferred Stock, par value $0.001 per share to the Reporting Person in lieu of 250,000 shares of Series A Convertible Preferred Stock that the Company originally agreed to issue to the Reporting Person pursuant to the Subscription Agreement for Shares of Series A Preferred Stock and Common Stock Purchase Warrants, dated March 29, 2018, by and between the Company and the Reporting Person.

On September 21, 2018, the Company entered into a definitive agreement with the Reporting Person to purchase 135,135 units for $1.85 per unit, with each unit consisting of one share of Common Stock and one Common Stock Purchase Warrant to purchase one share of Common Stock for $2.00 per share.

The information set forth in Item 5(c) of this statement is hereby incorporated by reference.

ITEM 7. Material to be filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated November 30, 2018

By:	/s/ John Pappajohn
Name: John Pappajohn